Exhibit 2.01
Resource Extraction Payment Report
This Exhibit 2.01 to the Specialized Disclosure Report on Form SD (this “Report”) presents payments made by Civitas Resources, Inc. and its subsidiaries (collectively, the “Company”) to the United States federal government (the “U.S. Federal Government”), for the purpose of the commercial development of oil and natural gas during the year ended December 31, 2024 (the “Reporting Period”). The information included in this Report has been prepared and is presented in accordance with Section 13(q) and Rule 13q-1 (together, the “Rule”) under the Securities Exchange Act of 1934, as amended.
Business Segment
    As of December 31, 2024, the Company had one reportable business segment: the acquisition, development, and production of crude oil and associated liquids-rich natural gas in the Denver-Julesburg Basin (the “DJ Basin”) in Colorado and the Permian Basin in Texas and New Mexico. All payments disclosed in this Report relate to such business segment.
Projects
As of December 31, 2024, the Company owned and operated crude oil and natural gas wells in the DJ Basin in Colorado, the Permian Basin in Texas, and the Permian Basin in New Mexico, each of which it considers to be a project. Additionally, although the Company divested the underlying properties in 2017, certain payments relating to the commercial development of oil and natural gas at properties located in the Uinta Basin in Utah were made to the U.S. Federal Government during the Reporting Year. Accordingly, the Company has included the Uinta Basin in Utah as a project for purposes of this Report.
All projects to which the payments reported in this Report relate involved the onshore commercial development of oil and natural gas by the “well” extraction method in the political subnational jurisdiction indicated in the table below. Political subnational jurisdictions are designated by ISO 3166 country codes.
Payments
The payments disclosed in this Report are limited to those payments required to be disclosed pursuant to the Rule that were made during the Reporting Year and do not include other payments or contributions to governmental or civic entities beyond the scope of the Rule. All payments disclosed were made to the U.S. Federal Government during the Reporting Year, and were made, and are reported in, U.S. Dollars. During the Reporting Year, no reportable payments were made in connection with the project in the Permian Basin in Texas, nor were any reportable payments made in respect of taxes, fees, production entitlements, bonuses, dividends, infrastructure improvements, or community or social responsibility obligations for any project.

Project-Level and Government-Level Disclosure
The table below sets forth details regarding payments made by the Company to the U.S Federal Government for the Reporting Period, segregated by (i) project and type of payment and (ii) government and type of payment.

			For the Year Ended December 31, 2024 (in thousands)
Government	Subnational Political Jurisdiction	Project	Royalties	Total
U.S. Federal Government	US-CO	DJ Basin	$13,644	$13,644
U.S. Federal Government	US-NM	Permian Basin	65,117	65,117
U.S. Federal Government	US-UT	Uinta Basin	133	133
U.S. Federal Government Total			$78,894	$78,894